Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 gibsondunn.com

November 14, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Coeur Mining, Inc. Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Pursuant to Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, please be advised that Coeur Mining, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2024, the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) in connection with the Company’s Special Meeting of Shareholders to be held in connection with the Arrangement Agreement the Company entered into with SilverCrest Metals Inc. on October 3, 2024.  The Company intends to file the Definitive Proxy Statement with the Commission as soon as possible.

Please direct any questions or comments regarding this filing to the undersigned at (212) 351-4064 or by email at akaplan@gibsondunn.com.

Sincerely,

/s/ Andrew Kaplan

Andrew Kaplan

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